October 24, 2023

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Siyata Mobile Inc.

Registration Statement on Form F-1
File No. 333-274927

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC, as placement agent, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Thursday, October 26, 2023, or as soon thereafter as practicable.

MAXIM GROUP LLC

By: /s/ Clifford A. Teller Name: Clifford A. Teller Title: Co-President